SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1 )(1)


                    First Investors Financial Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $0.66 2/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    32058A101
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                                 (CUSIP Number)


                                    Sy Jacobs
                 c/o JAM Partners, L.P. and JAM Managers, L.L.C.
                                 One 5th Avenue
                            New York, New York 10003
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sy Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     20,800

8.   SHARED VOTING POWER

     402,600

9.   SOLE DISPOSITIVE POWER

     20,800

10.  SHARED DISPOSITIVE POWER

     402,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     423,400

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.4%

14.  TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     369,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     369,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     369,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%

14.  TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     394,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     394,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     394,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

14.  TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  32058A101
           ---------------------
The purpose of this Schedule 13D, Amendment No. 1 is to report the change in the beneficial ownership of JAM Partners, L.P. (the "Partnership"), JAM Managers L.L.C. (the "Manager") and Sy Jacobs (together with the Partnership and the Manager the "Reporting Persons") in the Common Stock, $0.66 2/3 par value (the "Shares"), of First Investors Financial Services Group, Inc. (the "Issuer") that have been caused by transactions in the Shares effected by the Reporting Person and by the Issuer's "Share Buy-Back" Program.
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is:
Common Stock, $.66 2/3 par value, in First Investors Financial Services Group, Inc.

The name and address of the principal executive and business office of the Issuer is:

First Investors Financial Services Group, Inc.
675 Bering Drive
Suite 710
Houston, Texas  77057

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c) This statement is being filed on behalf of the Reporting Persons. Mr. Jacobs is the managing member of JAM Managers L.L.C., a Delaware limited liability company (the "Manager"). The Manager is the general partner of JAM Partners, L.P., a Delaware limited partnership (the "Partnership"). In addition to his position in the Manager, Mr. Jacobs also has sole investment discretion over certain accounts through his role as Trustee for certain trusts and shared investment discretion through his membership in an investment club which hold Shares of the Issuer (the "Accounts").

The business address of the Reporting Persons is One 5th Avenue, New York, NY 10003.

     (d-e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Jacobs is a citizen of the United States of America.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Partnership may be deemed to beneficially own 369,600 Shares; the Manager is deemed to beneficially own 394,600 Shares; and Sy Jacobs is deemed to beneficially own 423,400 Shares.

     All of the Shares were purchases in open market transactions by the Reporting Persons.

     The funds for the purchase of the Shares held in the Partnership have come from the working capital of the Partnership. The funds for the purchase of the Shares deemed to be beneficially owned by the Manager and Mr. Jacobs for either affiliated funds or personal funds, as applicable. No funds were borrowed to purchase any of the Shares.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a-j) The purpose of this Schedule 13D is to report the change in the number of Shares that may be allowed to be beneficially owned by the Reporting Persons.

     It is noted again that on November 29, 2000, Mr. Jacobs was elected to the Board of Directors of the Issuer.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

              Sy Jacobs
              ---------

              As of the date hereof, Mr. Jacobs may be deemed to be the beneficial owner of 423,400 Shares, constituting 8.4% of the Shares of the Issuer, based upon the 5,026,269 Shares outstanding as of July 18, 2002, according to a press release issued by the Issuer's as of this date.

              Mr. Jacobs has the sole power to vote or direct the vote of 20,800 Shares; has the shared power to vote or direct the vote of 402,600 Shares; has sole power to dispose or direct the disposition of 20,800; and has shared power to dispose or direct the disposition of 402,600 Shares.

              Mr. Jacobs specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

              The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Jacobs on behalf of himself, the other Reporting Persons and the other accounts over which he may be deemed to have investment discretion are set forth in Schedule A and were all effected in broker transactions.


              JAM Managers, L.L.C.
              --------------------

              As of the date hereof, JAM Managers, L.L.C. may be deemed to be the beneficial owner of 394,600 Shares, constituting 7.9% of the Shares of the Issuer, based upon the 5,026,269 Shares outstanding as of July 18, 2002, according to a press release issued by the Issuer's as of this date.

              JAM Managers, L.L.C. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 394,600 Shares; has sole power to dispose or direct the disposition of 0; and has shared power to dispose or direct the disposition of 394,600 Shares.

              JAM Managers, L.L.C. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by JAM Managers, L.L.C. on behalf of its clients are set forth in Schedule A and were all effected in broker transactions.


              JAM Partners, L.P.
              ------------------

           As of the date hereof, JAM Partners, L.P. may be deemed to be the beneficial owner of 369,600 Shares, constituting 7.4% of the Shares of the Issuer, based upon the 5,026,269 Shares outstanding as of July 18, 2002, according to a press release issued by the Issuer's as of this date.

              JAM Partners, L.P. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 369,600 Shares; has sole power to dispose or direct the disposition of 0; and has shared power to dispose or direct the disposition of 369,600 Shares.

              JAM Partners, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by JAM Partners, L.P. are set forth in Schedule A and were all effected in broker transactions.

           The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, the Reporting Persons reserves the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should they deem appropriate.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       N/A

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

2. A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to August 6, 2002 through May 29, 2002 is filed herewith as Exhibit B.

--------------------------------------------------------------------------------

                                    SIGNATURE

                                           SY JACOBS*


                                           /s/ Sy Jacobs

                                           -------------------------------
                                               Sy Jacobs


                                           JAM PARTNERS, L.P.*


                                           By:  JAM Manager L.L.C.
                                                General Manager

                                             By:    /s/ Sy Jacobs

                                            -------------------------------
                                            Name:   Sy Jacobs
                                            Title:  Managing Member



                                            JAM MANAGERS L.L.C.*

                                            By:  /s/ Sy Jacobs

                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


* The Reporting Persons disclaim beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A


                                    AGREEMENT
                                    ---------

         The undersigned agree that this Schedule 13D, Amendment No. 1, dated August 6, 2002 relating to the Common Stock par value $0.66 2/3 of First Investors Financial Services Group, Inc. shall be filed on behalf of the undersigned.



                                           SY JACOBS*


                                           /s/ Sy Jacobs

                                           -------------------------------
                                               Sy Jacobs


                                           JAM PARTNERS, L.P.*


                                           By:  JAM Manager L.L.C.
                                                General Manager

                                             By:    /s/ Sy Jacobs

                                            -------------------------------
                                            Name:   Sy Jacobs
                                            Title:  Managing Member



                                            JAM MANAGERS L.L.C.*

                                            By:  /s/ Sy Jacobs

                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member



August 14, 2002

                                                                       Exhibit B
                                                                       ---------


              Schedule of Transactions in Shares that May Be Deemed
              -----------------------------------------------------
                     to be Beneficially Owned by Sy Jacobs*
                     --------------------------------------

Date                           Price Per Share                  Number of Shares
----                           ---------------                  ----------------
8/1/02                             $3.34                            5,300
8/1/02                             $3.35                           41,100
8/5/02                             $3.26                            2,800
8/6/02                             $3.30                            1,700



              Schedule of Transactions in Shares that May Be Deemed
              -----------------------------------------------------
                to be Beneficially Owned by JAM Managers L.L.C.*
                ------------------------------------------------

Date                           Price Per Share                  Number of Shares
----                           ---------------                  ----------------
8/1/02                             $3.35                           41,100
8/5/02                             $3.26                            2,800
8/6/02                             $3.30                            1,700




              Schedule of Transactions in Shares that May Be Deemed
              -----------------------------------------------------
                 to be Beneficially Owned by JAM Partners, L.P.*
                 -----------------------------------------------

Date                           Price Per Share                  Number of Shares
----                           ---------------                  ----------------
8/1/02                             $3.35                           41,100
8/5/02                             $3.26                            2,800
8/6/02                             $3.30                            1,700



01394.0002 #343118